FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA SILVER CORP.
Suite 700, 1090 West Georgia Street
Vancouver, BC V6E 3V7

Item 2.	Date of Material Change

April 20, 2021

Item 3.	News Release

The news release was issued on April 20, 2021 and was disseminated Cision PR Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (April 20, 201) - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that its Board of Directors has unanimously approved the spinout of its copper assets in British Columbia into Vizsla Copper Corp. through a statutory plan of arrangement.

Item 5.	Full Description of Material Change

The Company announced today that its Board of Directors has unanimously approved the spinout of its copper assets in British Columbia into Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo") through a statutory plan of arrangement ("Arrangement").

Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver- gold project in Mexico.

Vizsla Silver expects that the Arrangement will increase shareholder value by allowing capital markets to ascribe value to the copper exploration properties in British Columbia independently of the other properties held by Vizsla Silver. The spinout will provide Shareholders more flexibility as to their specific investment strategy and risk profile, as it would enable Shareholders to realize the expected growth and returns from exploration investment through direct ownership in the SpinCo.

"The approval from our board achieves another key milestone in our goal to create value for our shareholders. Vizsla Copper as a standalone company will control a portfolio of promising exploration-stage projects in British Columbia and will provide the attention they deserve," said Michael Konnert, President and Chief Executive Officer of Vizsla Silver. "This spinout also allows us to add a new front of value creation for our shareholders, with Vizsla Silver providing exposure to silver in Mexico, and Vizsla Copper providing exposure to copper in Canada."

Terms of the Arrangement

The Arrangement is being carried out pursuant to the terms of an arrangement agreement and is governed by the Business Corporations Act (British Columbia). Vizsla Silver will apply for an interim order from the Supreme Court of British Columbia on or about May 18, 2021 (the "Interim Order"), authorizing the Company to call a special meeting of Shareholders to approve the Arrangement.

Shareholders will be asked to vote on the Arrangement at the special meeting of shareholders (the "Meeting"), which is expected to be held on or about June 15, 2021 at 10:00 am Pacific Time. In light of the ongoing COVID-19 pandemic, the Meeting will be held by way of virtual format whereby Shareholders may only participate in the Meeting remotely. To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Shareholders present or represented by proxy at the Meeting. Each Shareholder is entitled to one vote for each common share of Vizsla Silver held by such Shareholder.

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination will be provided in the management information circular to be delivered to Shareholders in connection with the Meeting (the "Circular").

Completion of the Arrangement is subject to a number of customary conditions, including the following:

a. Vizsla Silver obtaining the requisite approval of Shareholders at the Meeting;

b. the approval of the Supreme Court of British Columbia;

c. TSX Venture Exchange ("TSXV") approval of the Arrangement by Vizsla Silver;

d. TSXV approval for the listing of the SpinCo Shares upon completion of the Arrangement; and

e. completion of a private placement by SpinCo to raise gross proceeds of up to $3,500,000.

Further details, including management and board composition, will be contained in the Circular, which will be mailed to shareholders in advance of the Meeting following receipt of the Interim Order. Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Konnert

Chief Executive Officer and President

Item 9.	Date of Report

April 27, 2021